July 29, 2024

VIA EDGAR

Jeff Foor
Tony Burak
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	360 Funds (the “Trust”) - Response to SEC Comments regarding the Reorganization of the Copper Place Global Dividend Growth ETF (the “Fund”) on Form N-14 (the “Registration Statement”) File No. 333-280387

Dear Messrs. Foor and Burak,

On June 21, 2024, the Trust filed the above-referenced Registration Statement. On July 16 and July 23, 2024, you provided oral comments relating to the Registration Statement. This correspondence filing responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response to each comment below.

General Comments

1.	Comment: Please include hyperlinks for any documents incorporated by reference into the Registration Statement.

Response: The Trust has added hyperlinks where applicable.

QUESTIONS AND ANSWERS

2.	Comment: In response to the question “What is the purpose of the Reorganization?”, the Trust states that “[t]his expansion and overall beneficial economics to the Existing Fund and Copper Place will ensure stability in Copper Place and the portfolio management team.” Please clarify what “this expansion” means and describe the “overall beneficial economics to the Existing Fund.”

The staff notes that this language also appears in the Combined Proxy Statement and Prospectus under Section 1.B (Reasons for the Reorganization and Board Deliberations), including third and fourth bullet points discussing the factors the Existing Fund Board considered when making its determination to approve the Reorganization, and 1.D(c) (Investment Advisory Services). Please consider revising this language to better explain the overall benefits to the Existing Fund’s shareholders.

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Response: The term “expansion” in the Reorganization context refers to the strategic transition of the Existing Fund from the Predecessor Trust to the Trust. Copper Place explained to the Existing Fund Board that this includes integrating the Existing Fund into a broader suite of services and support systems provided by the Trust’s service providers, which are designed to enhance the New Fund’s operational efficiency and overall growth.

Regarding “overall beneficial economics to the Existing Fund and Copper Place,” the Reorganization aims to achieve cost efficiency through economies of scale and operational processes provided by the Trust’s service providers. Copper Place represented to the Existing Fund Board that this may include the potential for more competitive pricing structures when negotiating fees and expenses charged for fund administration services, services provided by certain Fund vendors, and other cost-savings for ancillary services, which could be expected to lower operational costs over time.

The Trust has added this disclosure throughout the document.

3.	Comment: In response to the question, “How will the Reorganization affect the fees and expenses I pay as a shareholder of the New Fund?”, the staff notes that the New Fund’s investment advisory agreement has different exclusions under the unitary fee structure compared to the Existing Fund (e.g., “fees and expenses associated with investments in other collective investment vehicles or derivative instruments.”). Please confirm if these differences alter the conclusion that the total expenses of the New Fund will be identical to the total expenses of the Existing Fund.

Response: The Trust recognizes that the list of excluded expenses under the unitary fee structure for the New Fund is not identical to the list of exclusions for the Existing Fund, but the Existing Fund Board and New Fund Board concluded that given the principal investment strategies of the funds and Copper Place’s investment process, the difference in exclusions is not expected to increase the total operating expenses of the New Fund relative to those of the Existing Fund. As a result, the Existing Fund Board determined that the New Fund’s unitary fee structure was the substantially the same as the Existing Fund’s and that the shareholders were not expected to incur any additional fees under the New Fund’s investment advisory agreement. As a result, the Existing Fund Board determined that the net operating expenses for the New Fund were expected to be the same as those of the Existing Fund.

In consultation with the Existing Fund, the Trust has added disclosure that such exclusions were considered by the Existing Fund Board when it reviewed the information provided by Copper Place regarding the Reorganization.

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COMBINED PROXY STATEMENT AND PROSPECTUS

Synopsis

4.	Comment: In Section 1.B. (Reasons for the Reorganization and Board Deliberations), the Trust states the Reorganization “will ensure stability in Copper Place and the portfolio management team.” (Emphasis added.) Please consider whether this statement should be revised to reflect the expectations that the Reorganization will ensure Copper Place’s stability.

Response: The Trust has revised the clause to state that the Reorganization “is expected to ensure the stability of Copper Place and the portfolio management team.” (Emphasis added.)

Comparison Fee Tables and Examples

5.	Comment: In Section 3.A (Fee Tables), the staff notes that the expense exclusions under the unitary fee structure listed in the footnote to the fee table is inconsistent with earlier disclosure regarding the New Fund’s exclusions. Please confirm the list of exclusions and update this footnote accordingly.

Response: The Trust has confirmed the list of exclusions for the Existing and New Funds and added a second footnote to disclose the different list under the New Fund’s unitary fee structure.

Information About the Existing Fund and the New Fund

6.	Comment: Please correct the dates of the Existing and New Fund prospectuses.

Response: The Trust has updated the dates.

Voting Information

7.	Comment: The staff notes that under “Quorum and Method of Tabulation,” the Trust states, “[t]reating broker non-votes as votes against the Reorganization may have the effect of causing shareholders who choose not to participate in the proxy vote to prevail over shareholders who cast votes or provide voting instructions to their brokers or nominees. Broker non-votes will not be voted ‘for’ or ‘against’ any adjournment.” Since the only proposal is non-routine, there should be no broker non-votes. Please consider removing disclosure about broker non-votes and disclose that if a beneficial owner does not provide instructions to their broker and is not permitted to vote on proxies of such beneficial owner’s shares, those shares will not count as present for quorum purposes. See Section 2(a)(42) of the 1940 Act. The disclosure should also describe the effect on each vote of the absence of such shares from the meeting.

Response: The Trust has removed the reference to broker non-votes in the “Quorum and Method of Tabulation” section, acknowledging that as the proposal is non-routine, brokers cannot vote on behalf of beneficial owners without explicit instructions. Therefore, broker non-votes are not applicable in this context. The revised disclosure will state that if a beneficial owner does not provide voting instructions to their broker, the broker is not authorized to vote on the proposal, and consequently, such shares will not be counted as present for quorum purposes. Additionally, the disclosure will clarify that the absence of votes from shares for which no instructions are received will not affect the outcome of the vote, as these shares will not be considered in calculating the required majority for the Reorganization approval.

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8.	Comment: Under the section “Solicitation of Proxies,” please reconcile the disclosure with earlier disclosure regarding Copper Place’s payment of all costs related to the Reorganization, including the expense of the proxy solicitation.

Response: The Trust has updated the disclosure to confirm that Copper Place will pay the cost of the proxy solicitation.

Experts

9.	Comment: Please include the financial statements of the Existing Fund for the fiscal year ended February 29, 2024, in reference to Deloitte & Touche, LLP in this section.

Response: The Trust has updated the reference.

STATEMENT OF ADDITIONAL INFORMATION

Pro Forma Financial Information

10.	Comment: Form N-14 and Regulation S-X no longer require pro forma financial information. Please remove references to the pro forma financial information.

Response: The Trust has removed the pro forma financial information disclosure.

PART C

11.	Comment: Item 16 - Exhibits, including those incorporated by reference, should only refer to the Fund and not to any other funds of the Trust. Please remove any references to other funds of the Trust from the list of exhibits in any amendment to the Registration Statement.

Response: The Trust confirms that it will correct the reference in Part C of any amendment to the Registration Statement.

12.	Comment: Please include Exhibits 11, 12, and 14 in a pre-effective amendment to the Registration Statement.

Response: The Trust will include the required exhibits in a pre-effective amendment to the Registration Statement.

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6224 Turpin Hills Drive     |     Cincinnati, OH 45244-3557     |     fintechlegal.io     |     (513) 991-8472

If you have any questions or comments, please contact the undersigned at (513) 991-8472 or bo@fintechlegal.io. Thank you in advance for your consideration.

Sincerely,

/s/ Bo James Howell

Bo James Howell

FinTech Law, LLC

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6224 Turpin Hills Drive     |     Cincinnati, OH 45244-3557     |     fintechlegal.io     |     (513) 991-8472